SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          VESTA INSURANCE GROUP, INC.
                          ---------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   925391104
                                 --------------
                                 (CUSIP Number)


                                   GARY KATZ
                               DSC ADVISORS, L.P.
                         153 EAST 53RD STREET, 26TH FL.
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 521-5129
                           FACSIMILE: (212) 521-5127
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                With a copy to:
                               LOU R. KLING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000


                               DECEMBER 28, 2004
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     DSC Advisors, L.P.
     I.R.S. Identification No.: 38-3662495
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                                         7.   Sole Voting Power

                                              0
                                        ----------------------------------------
NUMBER OF                                8.   Shared Voting Power
SHARES
BENEFICIALLY                                  0
OWNED BY                                ----------------------------------------
EACH                                     9.   Sole Dispositive Power
REPORTING
PERSON WITH                                   0
                                        ----------------------------------------
                                        10.   Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Andrew G. Bluhm
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S. Citizen
--------------------------------------------------------------------------------
                                         7.   Sole Voting Power

                                              0
                                        ----------------------------------------
NUMBER OF                                8.   Shared Voting Power
SHARES
BENEFICIALLY                                  0
OWNED BY                                ----------------------------------------
EACH                                     9.   Sole Dispositive Power
REPORTING
PERSON WITH                                   0
                                        ----------------------------------------
                                        10.   Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

      This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Vesta Insurance Group, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 amends the initial statement on Schedule 13D, filed on October 27, 2004 (the "Initial Statement"), filed jointly on behalf of DSC Advisors, L.P. ("DSC"), a Delaware limited partnership, and Andrew G. Bluhm, the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC (Mr. Bluhm, together with DSC, the "Reporting Persons"). This Amendment No. 1 is being filed by the Reporting Persons to report that the number of shares of Common Stock of which the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent and is intended to be an exit filing. Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplementally amended as follows:

      As of November 17, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's outstanding shares of Common Stock. Accordingly, this is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing. See Item 5 for further information.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety as follows:

      As of November 17, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's outstanding shares of Common Stock. Accordingly, this is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing. See Item 5 for further information.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) - (c) are amended and restated in their entirety as follows:

      (a) Based upon information set forth in the Company's Report on Form 8-K, dated as of July 29, 2004 and filed on August 12, 2004, there were 36,079,564 shares of Common Stock outstanding as of June 30, 2004. As a result of the transactions described in Item 5(c), the Reporting Persons have disposed of their entire holdings of shares of Common Stock.

      (b) As a result of the transactions described in Item 5(c), the Reporting Persons have disposed of their entire holdings of shares of Common Stock.

      (c) Except as set forth below, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible in to or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. Except as set forth below, during such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof:

      The following acquisitions were made through open-market purchases:

DATE OF ACQUISITION        NUMBER OF SHARES PURCHASED        PRICE PER SHARE ($)
11/2/2004                            15,600                        4.5499
11/3/2004                             1,000                        4.5500
11/4/2004                             4,200                        4.5500
11/5/2004                            25,000                        4.6251
11/8/2004                             1,700                        4.6165

      The following dispositions were made through open-market sales:

DATE OF DISPOSITION          NUMBER OF SHARES SOLD           PRICE PER SHARE ($)
11/16/2004                          (30,200)                       3.7848
11/17/2004                         (240,000)                       3.8286
11/17/2004                           (2,700)                       3.8622
11/19/2004                           (2,000)                       3.8200
12/21/2004                          (97,000)                       3.7700
12/28/2004                          (57,000)                       3.8402
12/29/2004                         (144,300)                       3.6804
12/30/2004                       (1,476,000)                       3.4800

Item 5 is supplementally amended as follows:

      (e) On November 17, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 Joint Filing Agreement, dated October 27, 2004, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Statement, filed on October 27, 2004)

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                              DSC ADVISORS, L.P.


                                              By: /s/ Prashant Gupta
                                                  ------------------------------
                                                  Name:  Prashant Gupta
                                                  Title: Chief Financial Officer


                                              ANDREW G. BLUHM


                                              /s/ Andrew G. Bluhm
                                              ----------------------------------
                                              Andrew G. Bluhm

Dated: December 30, 2004

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